FOLLY

Technology | Lifestyle | Real Estate | Travel and Tourism | Sustainability

Infusing Off-Grid Architecture with Authentic Hospitality.

FOLLYCOLLECTION.COM LOS ANGELES CALIFORNIA



When searching for accommodations, it is difficult to find a brand that uses eco-friendly products, has unique architecture, and focuses on co-existing with nature, while providing a luxury experience. We wanted to create a new way for people to experience off-grid while being mindful of the landscape around us.

Hillary Flur Co-founder @ FOLLY

Why you may want to support us...

1. Under another entity, successful prototype: 95% occupancy rate at a $530 Average Daily Rate for 2yrs
2. Off-Grid Architecture : Travelers are moving away from cookie-cutter hotels and looking for unique eco-accommodations.
3. Technological Applications: Guests are expecting technology to assist in the ease of booking, in room services, and check out.
4. Localized Experiences: Travelers want to feel like a local and truly experience all that a destination has to offer.
5. Nestled in Nature: We provide the luxury to unplug, while reconnecting with your surroundings.

Why investors ❤ us

WE'VE RAISED $1,000,000 SINCE OUR FOUNDING

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Hillary Flur

Co-founder

Creating exceptional customer experiences around sustainable hospitality. Over 10+ years of managing global customer teams.



Malek Alqadi

Co-founder

Architect with my own practice based out of Los Angeles, focused on sustainability and passive design in high end residential and hospitality spaces.

In the news

GESSATO · No Logo · apartment therapy · uncrate · lonely planet · msn · INSIDEHOOK · dwell · DEZEEN X MINI LIVING · CURBED · designboom

Downloads

FOLLY MOJAVE PITCH DECK.pdf

Folly Revenue Share Calculator.pdf

The Story of Wefunder

PROBLEM

Limited number of quality accomdations near National Parks and Natural Reserves.
No **Off-Grid architecture** quality hotel brands.
Disconnecting is an important factor for guests booking accommodations.



SOLUTION

Providing reliable, elevated, eco-friendly accommodations to travelers visiting National Parks and Natural Reserves.

Localized Experiences

connect with the local culture and people.

Custom Architecture

disconnected, self sufficient and sustainable architecture.

Technology Applications

Integrate technology throughout the user experience.

COMPETITION



100% off-grid Design
Unique Architecture
Number of Boutique Hotels in the US (2018)
8,661
Off-grid Hotels:
0
Boutique Hotels in California:
10.5% of industry establishments
Personalized Hospitality
Brand Driven by Design

MARKET VALIDATION



3+ visitors to Joshua Tree National Park
Zero boutique hotels in Joshua Tree

VISITOR GROWTH



Weekday/Weekend Occupancy
59.8%
63.7%
75.5%
72.4%
Weekday Occ
Weekend Occ
National Park Markets
Total US

2018 Weekday Occupancy; Total U.S. and National Park Markets
Source: STR

National Park	2008 Visits	2018 Visits	Visitation Growth
Joshua Tree	1,392,446	2,942,382	111%
Arches	928,795	1,663,557	79%
Acadia	2,075,857	3,537,575	70%
Rocky Mountain	2,757,390	4,590,493	66%
Glacier	1,808,027	2,965,309	64%
Zion	2,690,154	4,320,033	61%
Grand Canyon	4,425,314	6,380,495	44%
Yellowstone	3,066,580	4,115,000	34%
Great Smoky Mountains	9,044,010	11,421,200	26%
Badlands	845,734	1,008,942	19%
Yosemite	3,431,514	4,009,436	17%
Olympic	3,081,451	3,104,455	1%

Annual Recreation Visits, Select National Parks, 2008,2018.
Source: National Park Service Visitor Use Statistics

PROTOTYPE - COMPLETED 2017





ACTIVITIES OFFERED

- Private Astronomer
- Chef
- Yoga
- Park Tours
- Hiking
- Facials
- Massages
- Driver + 24/7 concierge









PRESS

dwell "A HIGH DESERT OUTPOST POWERS ITSELF" - DWELL

Condé Nast Traveler "SUPER CHIC HOME DESIGNED BY L.A. BASED ARCHITECT MALEK ALQADI HAS AN OUTDOOR BEDROOM BUILT FOR THE BEST STARGAZING OF THE MILKY WAY" – CONDE NAST

AD "THIS DWELLING IS YOUR GATEWAY TO THE GALAXY. A STARGAZING BEDROOM WITH NO CEILING, AN OPEN BATH ON THE PATIO, AND SHOWERS THAT PROVIDE GORGEOUS, EXPANSIVE VIEWS OF THE STARS ABOVE" – ARCHITECTURAL DIGEST

News " TOP 10 CABINS OF 2018 " – APPLE NEWS

CURBED · News February 19 · archdaily · dwell

COOL MATERIAL · designboom · archilovers Best Project 2018 · C MAGAZINE

apartment therapy · AD · Condé Nast Traveler · INHABITAT

dezeen · uncrate · lonely planet · InsideHook

PROTOTYPE GUEST REVIEWS







"Prep yourself with what "off-grid" really means and prepare yourself for an incredible visit."
– Emma / LA

"Set aside everything you know and expect in a vacation getaway and prepare yourself for an adventure."
– Dawn / NY

"Stunning. Incredible design, gorgeous touches and fantastic views. The rooftop star-gazing bed was so romantic and relaxing."
– Steve / SD

"A special place to get away and reconnect with oneself. Folly has an overall feeling of magic with its surroundings. Hillary is the most gracious host!"
– Preeti / SF



FOLLY MOJAVE PROPERTY PROXIMITY

PRIVATE ROAD
PUBLIC ROAD

Location
Wonder Valley, CA
Property Size
100 Acres
Elevation
1800'
National Parks
Joshua Tree National Park
Mojave Preserve
Death Valley National Park

Proximity

10 min	29Palms
15 min	Market
25 min	Folly JT
35 min	Joshua Tree
60 min	Palm Springs
2.5 hours	Los Angeles
2.5 hours	San Diego



+30
MOJAVE NATIONAL PRESERVE
+20
+10
FOLLY MOJAVE
FOLLY JOSHUA TREE
JOSHUA TREE, CA
JOSHUA TREE NATIONAL PARK

From Joshua Tree
Folly Cabin – 7.4 miles
Mojave – 10.9 miles

THE ELEMENTS



STONE

$600 / NIGHT



FIRE

$800 / NIGHT



WIND

$1000 / NIGHT



WATER

$1200 / NIGHT


STONE SUITE EXTERIOR
WATER SUITE BUILDING SECTION



WATER SUITE BIRDS EYE VIEW




SUITE INTERIORS


USER EXPERIENCE
GUEST PROFILE
AMANADA S
FOLLY
USERNAME
PASSWORD
SIGN IN
CURRENT CONDITIONS
68° F
SAT
SUN
MON
GENERAL INFORMATION
FOLLY ENERGY
480
Kilowatt Hours
747
Pounds
35%
BOOK A FOLLY
Recommended
See More

Investor Q&A

– COLLAPSE ALL

What does your company do?

We create off-grid accommodations that blends nature with everyday comforts. Our visitors are invited to combine their desire to unplug in a way that is comforting yet cohesive.

Where will your company be in 5 years?

In the next five years we plan to expand the services to high end commercial shoots, events with prestigious companies and weddings for the sophisticated couples.

Why did you choose this idea?

When searching for accommodations, it is difficult to find a brand that uses eco-friendly products, has unique architecture, and focuses on co-existing with nature, while providing a luxury experience. We wanted to create a new way for people to experience off-grid while being mindful of the landscape around us.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Travelers are more aware of their carbon footprint and are searching for eco-accommodations. Millennial's (our target market) are the leading force to a sustainable travel alternative. They are valued at contributing $200 billion annually and are enthusiastically spending more on experiences.

How far along are you? What's your biggest obstacle?

We have built a prototype in Joshua Tree, CA that has proven to be successful. Our average daily rate is $535 with a 80 - 90% occupancy rate. We are in the process of building 4 more unique units and a common area on 60 acres. Currently our biggest obstacle is the funding for construction. The master plan, surveys, construction drawings and plans are already completed and the road work has been implemented for the site.

Who competes with you? What do you understand that they don't?

As the industry grows in popularity among travelers to find unique places to stay, more and more establishments have opened to fill the increasing demand. Over the five years to 2019, the number of establishments have grown an estimated 10.9% to 9,832 locations (IBISWorld). Hotels can create unique ambiances and provide trendy accommodations for younger guests, but we provide timeless hospitality for those looking to specifically disconnect without compromising on comfort or luxury.

How will you make money?

Renting accommodations, online products, onsite experiences (spa, private stargazing astronomer, weddings, venue, corporate retreats, photo shoots, video shoots, transport and more).

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Changes in consumer sentiment influence decisions that individuals make concerning expenditure on entertainment and traveling, particularly during an economic recession. The Consumer Confidence Index is expected to increase; however, given the volatility of this driver, it still remains a potential threat for our industry. Our investments in real estate mitigates potential loss as they is land and dwellings that have intrinsic value.